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EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

(In thousands, except per share data)

	Year Ended December 31,
	2002	2001	2000
Net income applicable to common stock	$16,397	$3,668	$7,032
Average number of common shares outstanding	8,463	8,419	8,414
Net income per share—Basic	$1.94	$0.44	$0.84
Average number of common shares outstanding	8,463	8,419	8,414
Add: Assumed exercise of stock options and grants	213	128	—

Common and common equivalent shares outstanding	8,676	8,547	8,414

Net income per share—Diluted	$1.89	$0.43	$0.84

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  EXHIBIT 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES COMPUTATION OF PER SHARE EARNINGS Earnings Per Share of Common Stock and Common Stock Equivalents (In thousands, except per share data)